Exhibit 99.1

PRESS RELEASE

BiondVax Initiates a Phase IIb Clinical Trial in Europe for its Universal Flu Vaccine for Pandemic Outbreak

The regulatory approval was received for the trial enabling BiondVax to examine its vaccine as a primer for an Avian (H5N1) flu pandemic outbreak in collaboration with the UNISEC European Consortium

Nes Ziona, Israel – September 30, 2015 – BiondVax Pharmaceuticals Ltd. (NASDAQ: BVXV, TASE: BVXV) announced today that it received regulatory clearance from the Hungarian Regulatory Authority (National Institute of Pharmacology and Nutrition, OGYEI) and the Central Ethics Committee in Budapest to initiate a Phase IIb clinical trial. The initiation meeting was scheduled for today, September 30, 2015, together with the partners from the UNISEC European Consortium.

This phase IIb trial is a multicenter, randomized, double-blind, active-controlled trial. It is being conducted under the auspicies of an EU-funded UNISEC project, assessing the immunogenicity and safety of BiondVax’s universal influenza vaccine (Multimeric-001), followed by an administration of the H5N1 influenza vaccine. The trial will include 222 healthy adults aged 18-60 years, a group representing the target population for receiving vaccines when a pandemic outbreak occurs.

The trial is primarily being conducted at the St. Istvan and St. Laszlo Hospital in Budapest, Hungary as well as additional satellite sites in the country. Recruitment of participants for the trial has started, and results are expected in the second half of 2016.

Utilizing the clinical trial network and specialised laboritories of UNISEC’s consortium, BiondVax is initiating this clinical study to examine the benefits of priming with BiondVax's universal flu vaccine. This new approach enables public health authorities to be proactive and prepared in advance of any flu pandemic outbreak, by building a national stockpile of the universal flu vaccine. This allows vaccinations to start immediately upon any pandemic outbreak, compared to the current-day situation, whereby there is a delay of approximately 6 months due to the manufacture of the pandemic strain specific vaccine. In addition, BiondVax has demonstrated in previous trials that using its vaccine as a primer provides additional protection against flu strains in the current TIV (current seasonal flu vaccine) as well as drifted strains not included in this vaccine.

The current trial is led by Prof. Dr. Eelko Hak, Trial Coordinator on behalf of the UNISEC consortium from the University of Groningen, Netherlands and Dr. Zsofia Meszner, General Director of the National Institute of Child Health from St. Istvan and St. Laszlo Hospital, as Principle Investigator and Dr. Dora Mathiazs the Strategic Director of the hospital. BiondVax, as well as other partners of the UNISEC consortium including RKI, Berlin and NCE, Budapest, will be involved in the immunogenicity testing of the cellular and humoral responses.

Weizmann Science Park, 14 Einstein Street, PO Box 4143, Nes Ziona 7414002, Israel
Tel: +972 8 930 2529 ● Fax:+972 8 930 2531 ● www.biondvax.com

To date, BiondVax has successfully completed five clinical trials (two phase I/II and three phase II), conducted with 479 participants for its Universal Flu Vaccine. The vaccine was found safe, effective, and capable of triggering both cellular and humoral responses of the human immune system, against different strains of the influenza virus including existing and future strains.

Tamar Ben-Yedidia, CSO of BiondVax commented, “I am pleased to see our clinical program taking a significant step forward. This marks our progression to the international phase of our clinical development program, with trials now starting in Europe and soon in the United States in collaboration with the NIAID/NIH as we recently announced.”

About BiondVax Pharmaceuticals Ltd

BiondVax is an innovative biopharmaceutical company developing a universal flu vaccine, designed to provide multi-season and multi-strain protection against most human influenza virus strains, including both seasonal and pandemic flu strains.

BiondVax’s technology utilizes a unique, proprietary combination of conserved and common peptides from influenza virus proteins to activate both arms of the immune system for a cross-protecting and long-lasting effect.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. These forward-looking statements involve certain risks and uncertainties reflect the management's current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. Risks and uncertainties include, but are not limited to, the outcome, cost and timing of our clinical trials, the uncertain clinical development process, including the risk that clinical trials may not have an effective design or generate positive results, our ability to obtain and maintain regulatory approval of our Universal Flu Vaccine, our ability to achieve market acceptance of our Universal Flu Vaccine; unanticipated costs or delays in research, development and commercialization efforts, the applicability of clinical study results to actual outcomes, our ability to continue obtaining and maintaining intellectual property protection for our Universal Flu Vaccine, risks inherent in the development and commercialization of potential products, dependence upon collaborators, and adequacy of capital resources for product development and commercialization.The risks, uncertainties and assumptions referred to above and others are discussed in detail in our reports filed with the Securities and Exchange Commission, including our Prospectus which was declared effective on May 11, 2015. BiondVax Pharmaceuticals Ltd. undertakes no obligation to update or revise any forward-looking statements.

For further information, please contact:

Company Contact Limor Chen, Director of BD limor.c@biondvax.com	Investor Relations Contact GK Investor Relations Kenny Green, Partner +1 646 201 9246 kenny@biondvax.com

Weizmann Science Park, 14 Einstein Street, PO Box 4143, Nes Ziona 7414002, Israel
Tel: +972 8 930 2529 ● Fax:+972 8 930 2531 ● www.biondvax.com